Exhibit 99.7

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL AFFILIATE COMMENCES MALOLO MINI-GRID DEVELOPMENT

Dar es Salaam, Tanzania - 7 October 2014 - Continental Energy Corporation, (OTCQB: CPPXF, the "Company"), an emerging international energy investment company, today announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), has commenced construction of the Phase-I development of its Malolo Mini-Grid and has begun signing up first subscribers from a waiting list of 400 customers.

The Malolo Mini-Grid is the first of four separate, isolated rural "Mini-Grids" to be built, owned, and operated by the Ruaha Power, from which it intends to generate, distribute, and sell electrical power directly to consumers at pre-payment meters. When complete, the four Malolo Mini-Grids will have a combined generation capacity of 300kW and each Mini-Grid shall directly deliver 75kW of power to a combined total of approximately 2,500 identified residential, commercial, and light industrial customers. The Mini-Grids are being installed in an area surrounding the village of Malolo and three nearby villages, all located in the Kilosa District, Morogoro Region, Tanzania.

Phase-I of the Malolo Mini-Grid development is expected to commence power deliveries by the end of the first quarter of 2015. It involves the installation and commissioning of the first embedded generators, a 25kW hybrid biomass gasifier and a 25kW diesel generation plant, together with more than four kilometers of low voltage distribution network to deliver power to about 400 subscribers.

The distribution network will be constructed to standards sufficient for connection to the national grid at such time as it may be extended into the Malolo Mini-Grid area. A 21,500 square-foot site near the village of Malolo has been acquired for the first generator house and power line easements have been arranged. Civil works and the construction of the first powerhouse and office has begun and are expected to be complete by year end.

A Phase-II development is planned to add solar PV capacity to complete a hybrid biomass / solar PV / diesel powered Mini-Grid. Ruaha Power plans to duplicate the Phase-I and Phase-II development at each of the other three villages, one after the other, upon completion of Phase-II of the first network.

About Ruaha Power: The Company owns a 42.5% stake in Ruaha Power and is its single largest shareholder. Ruaha Power is committed to profitably developing and operating customized hybrid electrical power generation and isolated mini-grid distribution networks that supply underserved rural and small urban markets of Tanzania. In addition to its biomass / solar PV / diesel hybrid Mini-Grid developments, Ruaha Power is conducting a feasibility study on, a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River.

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation - www.continentalenergy.com
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com

Forward Looking Statements -Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. Forward looking statements in this release include Ruaha Power's expectation to sign up sufficient subscribers to profitably develop and operate its Mini-Grids, its installation scheduling and plans for its biomass-diesel hybrid Mini-Grids, the potential expansion to later planned phases of the projects, and, the Company's expectations for Ruaha Power's future operating and commercial performance. There are many factors which may cause actual performance and results to be substantially different from any express or implied plans, estimates, forecasts, expectations, or objectives described in any forward looking statements. The Company assumes no obligation to update the information in this release. No securities regulatory authority has either approved or disapproved the contents of this news release.